NETGEAR®

350 E Plumeria Dr
San Jose, CA 95134

28th April, 2025

Jonathan Oakes

Re: Confirmatory Employment Letter

Dear Jonathan,

On behalf of NETGEAR, Inc., I am pleased to offer you employment with NETGEAR, Inc. ("NETGEAR," the "Company," or "we") on the terms and conditions described in this letter agreement (the "Agreement").

1. *Title; Position.* You will serve as the Company's SVP, Home Networking.

2. *Start Date.* Your employment with us will begin on 2nd June, 2025 (your actual commencement date, the "Start Date").

3. *Place of Employment:* Your principal place of employment will be at the Company's headquarters in San Jose, CA. You may be required to travel to other locations from time to time for business reasons.

4. *Base Salary.* Your annual base salary will be $500,000 which will be payable, less any applicable withholdings, in accordance with the Company's normal payroll practices.

5. *Annual Bonus.* For each Company fiscal year, you will have the opportunity to earn a target annual cash bonus equal to 60% of your annual base salary earned during the fiscal year, based on achieving performance objectives established by the Company's Board of Directors ("Board") or Compensation Committee ("Committee"), as applicable, in its sole discretion and payable upon achievement of those objectives as determined by the Committee pursuant to the same methodology applicable to other Company executives; provided, however, that for 2025, your target annual cash bonus will be pro-rated based on the number of days you are employed with the Company during such fiscal year. Unless determined otherwise by the Board or Committee, as applicable, any such bonus will be subject to your continued employment through and until the date of payment (which payment will be made at the same time as bonuses are paid to other Company executives). Your annual bonus opportunity and the applicable terms and conditions may be adjusted from time to time by our Board or the Committee, as applicable, in its sole discretion.

6. *Equity Awards*. Subject to the approval of the Board or the Committee, as a material inducement to you accepting employment with the Company, the Company will grant you restricted stock unit awards (each, an "Equity Award") under an equity incentive plan of the Company (a "Plan") consisting of time-based restricted stock units ("RSUs") and performance-based RSU's (PSU's) totaling 125,000 shares of the Company's common stock ("Shares). While the Company's 2025 ratio of RSU to PSU awards is scheduled to be confirmed shortly after the Company's Annual General Meeting in May 2025, we expect the ratio could likely be set at 50% RSU's and 50% PSU's, and resulting in an award of:

- an award of time-based restricted stock units ("RSUs") relating to 62,500 shares of the Company's common stock ("Shares") (the "RSU Award"); and

- an award of performance-based RSUs with a target amount of 62,500 Shares (the "PSU Award").

For reference, during 2024, the Company's ratio of RSU Awards to PSU Awards was set at 75% RSU's and 25% PSU's. As mentioned, the Company's 2025 ratio is expected to be finalized in May 2025 at which time the ultimate ratio of your Equity Awards will be confirmed. Each Equity Award will be granted to you only if you remain an employee of the Company through the grant date. Each Equity Award will be subject to the terms and conditions of a Plan and an award agreement between you and the Company (an "Award Agreement"). Except as otherwise provided in the Severance Agreement (as defined below), the Equity Awards will vest as follows:

RSU Award

One third of the RSU Award will vest on the one-year anniversary of the date vesting commences, and one-twelfth (1/12th) of the RSUs will vest each quarter for a period of 8 quarters thereafter, on the quarterly anniversary of the date vesting commences (or if there is no corresponding day, on the last day of the quarter), subject to your continued service with the Company through the applicable vesting dates; and

PSU Award

The PSU Award will be subject to and otherwise vest in accordance with the same terms and conditions as the PSU awards that will be made to similarly situated executives as part of their annual equity grants for 2025 (expected to be made in May 2025). While the performance-based vesting conditions and levels of achievement applicable to the Company's 2025 PSU grants are scheduled to be defined shortly after the Company's Annual Meeting in May 2025, the Company anticipates that the terms of its 2025 PSU grants could allow for as much as 200% achievement for the highest level of defined performance. For reference, the Company's 2024 PSU performance criteria and achievement levels afforded for 150% achievement at the highest performance level.

The complete terms and conditions of each Equity Award will be set forth in the applicable Award Agreement. If there is any conflict between the general terms described above and the provisions of such Award Agreement, the Award Agreement will govern.

7. *Employee Benefits.* You will be eligible to participate in the benefit plans and programs established by the Company for its similarly-situated executives from time to time, subject to their applicable terms and conditions, including without limitation any eligibility requirements. The Company reserves the right to modify, amend, suspend or terminate the benefit plans and programs it offers to its employees at any time.

8. *Severance.* You will be eligible to enter into a Severance Agreement applicable to you based on your position within the Company. The Severance Agreement will specify the severance payments and benefits you may become entitled to receive in connection with certain qualifying terminations of your employment with the Company.

9. *Confidentiality Agreement.* As a condition of your continued employment, you are also required to sign and comply with an At-Will Employment, Confidential Information, and Invention Assignment Agreement and a Mutual Arbitration Agreement in the Company's standard forms (together, the "Confidentiality Agreement") which requires, among other provisions, the assignment of patent rights to any invention made during your employment at the Company, and non-disclosure of Company proprietary information. In the event of any dispute or claim relating to or arising out of our employment relationship, you and the Company agree that (i) any and all disputes between you and the Company shall be fully and finally resolved by binding arbitration, (ii) you are waiving any and all rights to a jury trial but all court remedies will be available in arbitration, (iii) all disputes shall be resolved by a neutral arbitrator who shall issue a written opinion, (iv) the arbitration shall provide for adequate discovery, and (v) the Company shall pay all the arbitration fees, except an amount equal to the filing fees you would have paid had you filed a complaint in a court of law. Please note that we must receive your signed Confidentiality Agreement before the Start Date.

10. *Conditions to Employment.* This offer and your continued employment is conditional upon the following:

    - For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within 3 business days of your date of hire, or our employment relationship with you may be terminated.

    - As a Company employee, you will be expected to abide by the Company's rules and standards. Specifically, you will be required to sign an acknowledgment that you have read and that you understand the Company's rules of conduct which are included in the Company Handbook.

11. *At-Will Employment.* This Agreement does not imply any right to your continued employment for any period with the Company or any of its affiliates. Your employment with the Company will be "at will." It will be for no specified term and may be terminated by you or the Company at any time, with or without cause or advance notice. We request that, in the event of resignation, you give the Company at least 2 weeks' notice.

12. *Protected Activity Not Prohibited.* You understand that nothing in this Agreement limits or prohibits you from filing and/or pursuing a charge or complaint with, or otherwise

communicating or cooperating with or participating in any investigation or proceeding that may be conducted by, any federal, state or local government agency or commission, including the Securities and Exchange Commission, the Equal Employment Opportunity Commission, the Occupational Safety and Health Administration, and the National Labor Relations Board, including disclosing documents or other information as permitted by law. In addition, you understand that nothing in this Agreement or the Confidentiality Agreement, including its definition of "Company Confidential Information" prevents you from discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that you have reason to believe is unlawful. Notwithstanding the preceding, you agree to take all reasonable precautions to prevent any unauthorized use or disclosure of any Company trade secrets, proprietary information, or confidential information that does not involve unlawful acts in the workplace or the activity otherwise protected herein. You further understand that you are not permitted to disclose the Company's attorney-client privileged communications or attorney work product. In addition, you hereby acknowledge that the Company has provided you with notice in compliance with the Defend Trade Secrets Act of 2016 regarding immunity from liability for limited disclosures of trade secrets. The full text of the notice is attached in Exhibit A. Finally, you understand that nothing in this Agreement or the Confidentiality Agreement, including its definition of "Company Confidential Information," (i) limits employees' rights to discuss or disclose wages, benefits, or terms and conditions of employment as protected by applicable law, including any rights under Section 7 of the National Labor Relations Act, or (ii) otherwise impairs employees from assisting other Company employees and/or former employees in the exercise of their rights under Section 7 of the National Labor Relations Act.

13. *Governing Law*. The law of the state of California governs the interpretation of this Agreement without regard to any choice of law or conflict of laws rules, provisions or principles (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California.

14. *Miscellaneous.* This Agreement, the Confidentiality Agreement, the Indemnification Agreement between you and the Company, and the Severance Agreement constitute the entire agreement between you and the Company regarding the material terms and conditions of your employment, and they supersede and replace all prior negotiations, representations or agreements between you and the Company. This Agreement may be modified only by a written agreement signed by you and a duly authorized officer of the Company.

We look forward to you joining NETGEAR. To accept this offer of employment, please sign and date this Agreement in the space provided below.

Sincerely,

NETGEAR, Inc.

Fiona Spratt
SVP, People

Agreed to and accepted:

Signed by:

Jonathan Oakes

AC8BC185BF27458...

Jonathan Oakes

Dated: _____ 4/28/2025 _____

Exhibit A

SECTION 7 OF THE DEFEND TRADE SECRETS ACT OF 2016

" . . . An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that—(A) is made—(i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. . . . An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual—(A) files any document containing the trade secret under seal; and (B) does not disclose the trade secret, except pursuant to court order."